# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zeo Energy Corp., CIK 0001865506
CUSIP: 98944F109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5956 SHERRY LANE, SUITE 1400, DALLAS, Texas (TX), 75225
Date of event which requires filing of this statement: 12/24/2024
Amends the filing with accession number 0000950103-24-017408
Filed by CIK 0002046915
Persons authorized to receive notices and communications: Charles Bronowski, 3 Embarcadero Center, Suite 550 (5th Floor), San Francisco, California (CA), 94111, 4156444100

## Reporting persons
- LHX Intermediate, LLC (CIK 0002046915): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,080,000; sole dispositive power 0; shared dispositive power 8,080,000; aggregate amount beneficially owned 8,080,000 (58.2% of the class)
  Comment: (1) Consists of 8,080,000 shares of Class A Common Stock, par value $0.0001 per share (the Class A Common Stock), of Zeo Energy Corp., a Delaware corporation (the Issuer) held of record by LHX Intermediate, LLC (LHX). This number does not take into account shares of common stock of the Issuer held by other stockholders party to the Voting Agreement (described herein) or issuable under the Promissory Note, dated December 24, 2004, issued by the Issuer to LHX (described herein), pursuant to which such stockholders have agreed, in certain circumstances, to vote (i) in favor of the nomination and appointment of LHX's designee to the board of directors of the Issuer, (ii) in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX and (iii) the Share Issuance (described herein) pursuant to the Promissory Note.
  
  (2) The percentage set forth in Row 13 represents the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 5,805,345 shares of Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024, and (ii) the aggregate number of shares of Class A Common Stock acquired by the Reporting Person on November 1, 2024.
- WHITE OAK GLOBAL ADVISORS LLC (CIK 0001420562): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,080,000; sole dispositive power 0; shared dispositive power 8,080,000; aggregate amount beneficially owned 8,080,000 (58.2% of the class)
  Comment: (1) Consists of 8,080,000 shares of Class A Common Stock of the Issuer held of record by LHX. This number does not take into account shares of common stock of the Issuer held by other stockholders party to the Voting Agreement (described herein) or issuable under the Promissory Note (described herein), pursuant to which such stockholders have agreed, in certain circumstances, to vote (i) in favor of the nomination and appointment of LHX's designee to the board of directors of the Issuer, (ii) in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX and (iii) the Share Issuance (described herein) pursuant to the Promissory Note.
  
  (2) The percentage set forth in Row 13 represents the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 5,805,345 shares of Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024, and (ii) the aggregate number of shares of Class A Common Stock acquired by the Reporting Person on November 1, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Zeo Energy Corp.
Address of issuer's principal executive offices: 5956 SHERRY LANE, SUITE 1400, DALLAS, Texas (TX), 75225
Comment: This Amendment No. 1 (the "Amendment") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 6, 2024 (the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D. Unless amended or supplemented herein, the information in the Original Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds used by LHX for the convertible loan reported in this Schedule 13D were obtained by the issuance of a Second Amended and Restated Note, dated December 24, 2024, by and between LHX and White Oak Global Advisors, LLC.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of the securities set forth in this Schedule 13D is for investment purposes only.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, each of the Reporting Persons beneficially owns shares of Common Stock (described herein) in such numbers as set forth on the cover pages of this Schedule 13D. The number of shares each of the Reporting Persons beneficially owns does not take into account shares of Common Stock held by the other stockholders party to the Voting Agreement, pursuant to which the stockholders have agreed, in certain circumstances, to vote (i) in favor of the nomination and appointment of LHX's designee to the board of directors of the Issuer (ii) in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX to purchase up to 4,000,000 shares of Class A Common Stock, subject to the terms and conditions therein and (iii) in favor of the Share Issuance, when required pursuant to the Promissory Note. The total number of shares each of the Reporting Persons beneficially owns represents such percentages as set forth on the cover pages to this Schedule 13D of the Class A Common Stock outstanding. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 5,805,345 shares of Class A Common Stock outstanding as of August 19, 2024, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 19, 2024, and (ii) the aggregate number of shares of Class A Common Stock acquired by the Reporting Person on November 1, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have shared voting and dispositive power with respect to all of the shares of the Issuer owned by the Reporting Persons.
Transactions in the class effected during the past sixty days:
On December 24, 2024 (the "Issue Date"), the Issuer issued a Promissory Note (the "Promissory Note") to LHX, pursuant to which the Issuer could borrow up to an aggregate principal amount of $4,000,000 (the "Loan"). Subject to the terms and conditions set forth in the Promissory Note, the Loan shall be provided to the Issuer in three tranches: (i) $2,500,000 upon execution of the Promissory Note (the "Initial Advance"), (ii) $750,000 if the Issuer achieves the Tranche 2 Milestone within 60 days from the Initial Advance (the "Tranche 2 Advance") and (iii) $750,000 if the Issuer achieves the Tranche 3 Milestone within 60 days from the Tranche 2 Advance. "Tranche 2 Milestone" means the submission by the Issuer to the applicable regulatory bodies at least 340 permits to install solar energy systems sold through the Issuer's "Year-round Sales Program". "Tranche 3 Milestone" means the completion by the Issuer of the installation of at least 296 solar energy systems sold through the Issuer's "Year-round Sales Program". LHX may also waive any milestone described above and advance the applicable amounts to the Issuer.

The Loan will be repaid in full (the "Repayment") by issuing to LHX or its designee of a number of the Issuer's shares of Class A Common Stock, equal to the quotient of (i) the outstanding and unpaid amount of the Loan, divided by (ii) $1.35 (the "Share Issuance"). The Repayment shall take place immediately following the later of: (x) the day falling on the first anniversary of the Issue Date (or, if such day is not a business day, the immediately previous business day) and (y) the date on which the stockholders of the Issuer approve the Share Issuance.

The Promissory Note contains customary representations, warranties and covenants of the parties, including an obligation of the Issuer to file a registration statement registering the resale of the shares of Class A Common Stock issuable in the Share Issuance and to use reasonable efforts to have such registration statement declared effective as soon as practicable thereafter.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Promissory Note filed as Exhibit 1 hereto, which is incorporated herein by reference.

In connection with the Promissory Note, On December 24, 2024, LHX entered into a Voting Agreement with the Issuer and certain stockholders of the Issuer, pursuant to which such stockholders agreed to vote (or cause to be voted), in person or by proxy, all the shares of Class A Common Stock and Class V Common Stock, par value $0.0001 per share ("Class V Common Stock" and together with the Class A Common Stock, the "Common Stock"), owned by such stockholders (i) in favor of the nomination and appointment of LHX's designee to the board of directors of the Issuer (ii) in favor of the issuance by the Issuer to LHX of shares of Class A Common Stock in connection with an option that may be granted to LHX to purchase up to 4,000,000 shares of Class A Common Stock, subject to the terms and conditions therein and (iii) in favor of the Share Issuance, when required pursuant to the Promissory Note.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement filed as Exhibit 2 hereto, which is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated in Items 4 and 5 is hereby incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Promissory Note, dated as of December 24, 2024, issued by the Issuer to LHX.
Exhibit 99.2: Voting Agreement, dated as of December 24, 2024, by and among the Issuer, LHX and the other stockholders party thereto.*
Exhibit 99.3: Joint Filing Agreement, dated as of December 6, 2024, by and between LHX and WOGA (incorporated by reference to Exhibit 1 to the Original Schedule 13D).

* In accordance with Item 601(a)(5) of Regulation S-K, certain schedules or similar attachments to this exhibit have been omitted from this filing.

## Signatures
- LHX Intermediate, LLC: /s/ Barbara J.S. McKee, Barbara J.S. McKee/Authorized Signatory of the Manager (12/27/2024)
- WHITE OAK GLOBAL ADVISORS LLC: /s/ Barbara J.S. McKee, Barbara J.S. McKee/Authorized Signatory (12/27/2024)